Exhibit 99.1
Q2
2025
EARNINGS RESULTS
Conference Call
Friday July 25, 2025
9:00 a.m. (Mexico City Time)
11:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:
International Toll-Free:    +1 (888) 350-3870
International Toll:    +1 (646) 960-0308
International Numbers:    https://events.q4irportal.com/custom/access/2324/
Participant Code:    1849111

Webcast:    https://events.q4inc.com/attendee/313151581

The replay will be available two hours after the call had ended and can be accessed from Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx
Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, July 24, 2025 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the second quarter ended June 30, 2025. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, Vesta's consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.
Q2 2025 Highlights
•Vesta delivered strong financial results for the second quarter 2025: total income reached US$ 67.3 million; a 6.8% year over year increase, while total income excluding energy reached US$ 65.4 million; a 7.3% increase compared to US$ 61.0 million in the second quarter 2024. Second quarter 2025 Adjusted NOI1 margin and Adjusted EBITDA2 margin reached 94.5% and 84.1%, respectively.
•Vesta FFO reached US$ 43.1 million for the second quarter 2025; a 12.9% increase compared to US$ 38.2 million in the second quarter 2024, while Vesta FFO per share reached US$ 0.050; a 16.6% year over year increase.
•Second quarter 2025 leasing activity reached 1.8 million sf: 411 thousand sf in new contracts with both existing and new Vesta tenants in the electronics, food and beverage and automotive sectors, and 1.4 million sf in lease renewals with an average weighted lease life of approximately five years. Vesta’s second quarter 2025 total portfolio occupancy therefore was 92.3%, while stabilized and same-store occupancy reached 95.5% and 97.0%, respectively.
•Second quarter 2025 renewals and re-leasing reached 1.5 million sf with a trailing twelve-month weighted average spread of 13.7%. Same-store NOI increased by 1.9% year over year.
•During the second quarter 2025, Vesta acquired 128.4 acres of land in Guadalajara, representing 2.3 million square feet in buildable area. Also during the quarter, Vesta finalized its acquisition of 20.2 acres of land in Monterrey, representing a 449 thousand square foot buildable area, as was announced in the first quarter 2025.
•Vesta ended the second quarter 2025 with 1.3 million sf in current construction in progress; an estimated investment of approximately US$ 91.0 million with a projected yield on cost of 10.8%, in Querétaro and Monterrey.
•The Company expects to achieve its stated 2025 guidance and remains focused on the Vesta Route 2030 long-term strategy while navigating current uncertainty.
•Vesta paid US$ 17.4 million in dividends for the second quarter 2025 on July 15, 2025 , equivalent to PS$ 0.3796 per ordinary share.
•Vesta is pleased to announce the appointment of Rodrigo Cueto Bosch as Chief Investment Officer, effective on October 1, 2025 with the planned retirement of Guillermo Díaz, a founding executive whose contributions have been instrumental to the Company’s growth. A structured leadership transition will ensure continuity and upholds Vesta's strategic objectives, alignment, and long-term organizational success. Mr. Cueto has considerable investment and Real Estate finance expertise with a proven track record of delivering results. He has been an integral part of Vesta's team since 2021, most recently as Senior Vice President of Finance and Capital Markets.

1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.
2Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

				6 months
Financial Indicators (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
Total Rental Income	67.3	63.0	6.8	134.3	123.6	8.7
Total Revenues (-) Energy	65.4	61.0	7.3	130.3	120.7	7.9
Adjusted NOI	61.8	57.7	7.2	123.9	115.0	7.8
Adjusted NOI Margin %	94.5%	94.6%		95.1%	95.2%
Adjusted EBITDA	55.0	50.4	9.0	110.3	101.1	9.1
Adjusted EBITDA Margin %	84.1%	82.7%		84.6%	83.7%
EBITDA Per Share	0.0641	0.0569	12.6	0.1278	0.1141	12.0
Total Comprehensive Income	31.4	109.6	(71.3)	43.7	233.6	(81.3)
Vesta FFO	43.1	38.2	12.9	88.1	78.6	12.1
Vesta FFO Per Share	0.0502	0.0431	1662.4	0.1021	0.0887	1501.0
Vesta FFO (-) Tax Expense	37.7	20.3	85.4	73.8	148.1	(50.2)
Vesta FFO (-) Tax Expense Per Share	0.0439	0.0229	91.5	0.0855	0.1672	(48.9)
Diluted EPS	0.0366	0.1237	(70.4)	0.0507	0.2638	(80.8)
Shares (average)	858.3	886.6	(3.2)	863.0	885.7	(2.6)
•Second quarter 2025 total revenue reached US$ 67.3 million; a 6.8% year on year increase from US$ 63.0 million in the second quarter 2024. Total revenues excluding energy increased to US$ 65.4 million; a 7.3% year on year increase from US$ 61.0 million in 2024 due to US$ 5.3 million in new revenue-generating contracts and a US$ 2.0 million inflationary benefit on second quarter 2025 results.
•Second quarter 2025 Adjusted Net Operating Income (Adjusted NOI) increased 7.2% to US$ 61.8 million, compared to US$ 57.7 million in the second quarter 2024. The second quarter 2025 Adjusted NOI margin was 94.5%; a 7-basis-point year on year decrease due to higher costs related to rental income generating properties.
•Adjusted EBITDA for the quarter increased 9.0% to US$ 55.0 million, as compared to US$ 50.4 million in the second quarter 2024. The Adjusted EBITDA margin was 84.1%; a 137-basis-point increase primarily due to an 8.0% decrease in administrative expenses compared to last year´s quarter, reflecting Vesta's continued discipline related to expense control aligned with internal budgeting, while identifying further opportunities for cost savings throughout the organization.
•Second quarter 2025 Vesta funds from operations after tax (Vesta FFO (-) Tax Expense) increased to US$ 37.7 million, from US$ 20.3 million for the same period in 2024. Vesta FFO after tax per share was US$ 0.0439 for the second quarter 2025 compared with US$ 0.0229 for the same period in 2024, a 91.5% increase. This increase is due to a combination of higher EBITDA, lower interest expenses and lower taxes, as well as a decreased number of shares outstanding in the second quarter 2025. Second quarter 2025 Vesta FFO excluding current tax was US$ 43.1 million compared to US$ 38.2 million in the second quarter 2024 due to higher 2025 profit and lower interest expenses compared to the same period in 2024.
•Second quarter 2025 total comprehensive income was US$ 31.4 million, versus a US$ 109.6 million gain in the second quarter 2024, primarily due to lower gain on revaluation during the second quarter 2024.
•The total value of Vesta’s investment property portfolio was US$ 3.9 billion as of June 30, 2025; a 4.4% increase compared to US$ 3.7 billion at the end of December 31, 2024.

3

Letter from the CEO
Leading with Operating Excellence and Resilience: Leveraging Portfolio Strength and Market Position Ahead of Renewed Momentum
The macro environment remains fluid and unsettled, with domestic uncertainties and U.S. tariff vulnerability that Mexico, and the world, continue to endure. Our country has largely withstood these pressures, and U.S. Census data for May shows Mexico's share of U.S. imports rose to 16.8%, led by USMCA-compliant exports and our important geographic proximity to the U.S. As I've noted previously, Mexico holds a competitive advantage relative to other global manufacturing hubs through preferential tariffs, and we saw a 47% year-over-year surge in May's heavy machinery exports— gains that reflect China’s declining market share.

On July 12 President Trump announced a planned tariff increase to 30% on Mexican imports which could take effect on August 1, 2025. USMCA-compliant goods remain exempt, preserving Mexico’s competitive edge with room for continued negotiation. And President Sheinbaum’s collaborative stance has enabled her to contain risks ahead of the 2026 USMCA review thus far, while Mexico focuses on its coordinated public-private strategy to promote a favorable USMCA review outcome.

Trade-related uncertainty therefore continues, complicating investment planning in general and for industrial real estate in particular. Nevertheless, we're seeing the U.S. industrial real estate market starting to accelerate and we believe it's just a matter of time for Mexico´s market to reactivate as well. We're already beginning to see signs of renewed momentum in Mexico with leasing transactions gradually picking up, and we're confident this will continue to build as more agreements are finalized. Our sense is that this has been a temporary deceleration rather than a structural shift, and remain focused on Vesta's strategic discipline, as we have in prior turbulent cycles, to ensure we emerge favorably positioned to capture growth when market momentum returns.

Vesta delivered strong second quarter performance despite a challenging macroeconomic environment— demonstrating resilience through solid leasing activity, operational execution, and disciplined cost and efficiency management. We are starting to see an increase in leasing activity pipeline which we are confident will accelerate once geopolitical and economic clarity improves, potentially towards year end.

Second quarter leasing activity reached 1.8 million square feet; 411 thousand square feet in new contracts with existing and new Vesta tenants in the electronics, food and beverage, and automotive sectors, and 1.4 million square feet in lease renewals with an average weighted lease life of approximately five years. Stabilized and same-store occupancy reached 95.5% and 97.0%, respectively. It's important to note that this is above both portfolios' historic average, which stand at 94.8% and 96.2%, respectively. It's also relevant that our portfolio's value continues to appreciate, to US$ 3.9 billion as of June 30, 2025; a 4.4% increase compared to US$ 3.7 billion at the end of December 31, 2024. Vesta's success in this regard reflects our team's close tenant relationships, quality assets and disciplined asset management- which drove high retention rates that enables sustained value.

During the second quarter we continued finalizing buildings under construction and acquiring land in Vesta's key anchor markets aligned with our Route 2030 plan. We acquired 128.4 acres of land in Guadalajara during the quarter, with a buildable area of 2.3 million square feet, and completed the acquisition of 20.2 acres of land in Monterrey, representing a 449 thousand square foot buildable area, as was announced last quarter. These acquisitions strengthen our footprint in strategic locations and position us to meet future demand to ensure Vesta's long-term growth.

Vesta achieved strong financial results for the second quarter, the result of effective cost containment and administrative expenses. And we delivered US$ 67.3 million in total income, a 6.8% year-on-year increase. NOI for the quarter reached US$ 61.8 million with a 94.5% margin; a 7.2% increase and a seven basis point margin decrease, respectively, compared to the same quarter last year. EBITDA reached US$ 55.0 million with an 84.1% margin; a 9.0% and 137 basis point increase, respectively, compared to the same period in 2024. Vesta FFO ended the quarter at US$ 43.1 million; a 12.9% increase compared to US$ 38.2 million in the second quarter 2024.

Discipline, foresight, and execution matter most during times of heightened volatility. These are the pillars of Vesta’s approach which have guided our Company through challenging operating cycles for more than 25 years. While we continue to navigate an unpredictable landscape, our strategy is clear: preserve value, strengthen our foundation, and invest in anticipation of the long-term demand which we're certain will return.

4

We are confident that Vesta’s privileged portfolio, strong financial performance, and prudent capital allocation positions us to capture renewed demand as conditions stabilize. As always, we remain committed to transparency, disciplined execution, and generating long-term value for our shareholders.

Thank you for your continued trust, support and partnership.

Lorenzo D. Berho
CEO

5

Second Quarter Financial Summary
Consolidated Statutory Accounts
The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.
All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Second quarter 2025 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.
Revenues

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	62.2	57.7	7.9	122.8	113.5	8.2
Reimbursable building services	3.2	3.3	(4.3)	7.5	6.8	9.2
Energy Income	1.9	2.0	(8.4)	4.0	2.9	40.2
Management Fees	0.0	0.0	na	0.0	0.4	(94.0)
Total Revenues	67.3	63.0	6.8	134.3	123.6	8.7
Total Operating Property Costs	(6.5)	(6.2)	5.3	(11.7)	(10.7)	9.6
Related to properties that generate rental income	(5.6)	(5.3)	4.8	(10.0)	(9.3)	8.5
Costs related to properties	(3.6)	(3.3)	8.7	(6.4)	(5.7)	10.7
Costs related to energy	(2.0)	(2.0)	(1.5)	(3.7)	(3.5)	4.8
Related to properties that did not generate rental income	(0.9)	(0.8)	8.8	(1.7)	(1.4)	17.2
Adjusted Net Operating Income	61.8	57.7	7.2	123.9	115.0	7.8
Vesta’s second quarter 2025 total revenues increased 6.8% to US$ 67.3 million, from US$ 63.0 million in the second quarter 2024. The US$ 4.3 million rental revenue increase was primarily due to: [i] a US$ 5.3 million, or 8.4%, increase from space rented in the second quarter of 2025 which had previously been vacant in the second quarter of 2024; and [ii] a US$ 2.0 million, or 3.2%, increase related to inflationary adjustments on rented property in the second quarter of 2025.
These results were partially offset by: [i] a US$ 1.8 million, or 2.9%, decrease related to lease agreements which expired and were not renewed during the second quarter 2025; [ii] a US$ 0.8 million, or 1.3%, decrease in rental income due to the conversion of peso-denominated rental income into US dollars; [iii] US$ 0.1 million, or 0.1%%, decrease related to lease agreements which were renewed during the second quarter 2025 at a lower rental rate in order to extend certain clients' short term renewal option to a longer term lease agreement; [iv] a US$ 0.1 million decrease in other income reflecting reimbursements for expenses paid by Vesta on behalf of clients that are not recorded as rental revenue; and [v] a US$ 0.2 million decrease in energy income.
89.4% of Vesta’s second quarter 2025 rental revenues were US dollar denominated and indexed to the US Consumer Price Index (CPI), an increase from 88.0% in the second quarter 2024. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

6

Property Operating Costs
Vesta’s second quarter 2025 total operating costs reached US$ 6.5 million, compared to US$ 6.2 million in the second quarter 2024; a US$ 0.3 million, or 5.3%, increase due to increased costs related to both rental income generating properties and non generating income properties.
During the second quarter 2025, costs related to investment properties generating rental revenues amounted to US$ 5.6 million, compared to US$ 5.3 million for the same period in 2024. This was primarily attributable to an increase in costs related to real estate taxes, insurance costs and other property related expenses, while second quarter 2025 energy-related costs remained unchanged from the second quarter 2024, at US$ 2.0 million.
Costs from investment properties which did not generate rental revenues during the second quarter 2025 increased by US$ 0.1 million, to US$ 0.9 million. This was primarily due to an increase in insurance costs, maintenance and other property related expenses. This slight increase is also due to higher vacancy rate at Vesta Parks compared to last year.
Adjusted Net Operating Income (Adjusted NOI) 3
Second quarter Adjusted Net Operating Income increased 7.2% to US$ 61.8 million year on year with a 7 basis-point NOI margin decrease, to 94.5%. This decrease was due to a slight increase in costs related to rental income generating properties resulting in a lower margin.
General and Administrative Expenses

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
General and Administrative Expenses	(8.3)	(9.0)	(8.0)	(16.6)	(17.3)	(3.8)
Stock- based Compensation Expenses	2.4	2.7	(8.5)	4.6	4.8	(3.7)
Depreciation	(0.1)	(0.1)	(23.0)	(0.7)	(0.5)	58.1
Adjusted EBITDA	55.0	50.4	9.0	110.3	101.1	9.1
Second quarter 2025 administrative expenses totaled US$ 8.3 million, compared to US$ 9.0 million in the second quarter of 2024; an 8.0% decrease. The decrease is primarily due to a decrease in the provision for employee annual salary and short term benefits, marketing expenses and other administrative expenses as part of the Company's cost control discipline.
Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.4 million for the second quarter of 2025. For detailed information on Vesta’s expenses, please see Note 18 within the Company’s Financial Statements.
Depreciation
Second quarter 2025 depreciation was US$ 0.1 million, consistent with US$ 0.1 million in the second quarter of 2024. This amount reflects office space and equipment depreciation as well as the amortization of Vesta´s operating systems.
___________________________________
1.NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers

7

Adjusted EBITDA 4
Second quarter 2025 Adjusted EBITDA increased by 9.0% to US$ 55.0 million, from US$ 50.4 million in the second quarter 2024, with a 137-basis-point EBITDA margin increase to 84.1%, as compared to 82.7% for the same period in 2024. This margin increase was due to lower administrative expenses during the second quarter 2025.
Other Income and Expense

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
Other Income and Expenses
Interest income	0.4	4.1	(91.3)	1.4	9.1	(84.89)
Other (expenses) income	0.9	1.1	(21.4)	2.5	2.0	20.78
Other net income energy	(0.9)	(2.3)	(60.5)	(1.4)	(3.4)	(58.15)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.9)	(12.3)	(3.0)	(22.2)	(22.5)	(1.30)
Exchange gain (loss)	6.3	(6.5)	(197.1)	6.2	(5.7)	(210.00)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	(0.4)	0.0	na	(0.4)	0.3	(263.98)
Gain on revaluation of investment properties	7.8	100.1	(92.2)	(8.2)	207.4	(103.97)
Total other income (expenses)	2.2	84.2	(97.4)	(22.2)	187.3	(111.83)
Total second quarter 2025 other expense reached US$ 2.2 million, compared to US$ 84.2 million in other income at the end of the second quarter 2024, a decrease primarily due to a decreased gain on revaluation of investment properties and lower interest income.
Second quarter 2025 interest income decreased to US$ 0.4 million year on year, from US$ 4.1 million in the second quarter 2024, due to a lower cash position during the second quarter 2025 as compared to the same quarter last year.
Second quarter 2025 other income resulted in a US$ 0.9 million gain due to the net result of the Company’s other accounting expenses.
Second quarter 2025 other net expense related to energy resulted in a US$ 0.9 million expense, which reflects energy sold to companies which are not Vesta´s clients.
Second quarter 2025 interest expense decreased to US$ 11.9 million, from US$ 12.3 million for the same quarter in 2024, reflecting a lower average debt balance compared to last year´s second quarter.
Vesta’s second quarter 2025 foreign exchange gain was US$ 6.3 million, compared to a US$ 6.5 million loss in second quarter 2024. This loss relates primarily to a sequential currency movement in Vesta’s dollar-denominated debt balance during second quarter 2025 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.
Second quarter 2025 valuation of investment properties resulted in a US$ 7.8 million gain, compared to a US$ 100.1 million gain in the second quarter of 2024. This year-on-year decrease was due to lower number of new properties appraised during 2025, compared to 2024.
___________________________________
2.EBITDA and EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

8

Profit Before Income Taxes

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
Profit Before Income Taxes	54.5	131.8	(58.7)	83.1	282.4	(70.6)
Income Tax Expense	(26.8)	(22.5)	18.9	(40.4)	(48.3)	(16.2)
Current Tax	(5.4)	(17.9)	(69.6)	(14.3)	69.5	(120.5)
Deferred Tax	(21.4)	(4.7)	357.9	(26.2)	(117.8)	(77.8)
Profit for the Period	27.7	109.3	(74.6)	42.6	234.2	(81.8)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	3.7	0.3	1,038.6	1.1	(0.5)	(302.4)
Total Comprehensive Income for the period	31.4	109.6	(71.3)	43.7	233.6	(81.3)
Due to the above factors, second quarter 2025 profit before income tax reached US$ 54.5 million, compared to US$ 131.8 million for the same quarter last year.
Income Tax Expense
Vesta reported a US$ 26.8 million income tax expense in the second quarter 2025, compared to a US$ 22.5 million expense in second quarter 2024.
To calculate the income tax expense for each quarter of the year the Company estimated 2025 ETR considering stable balances, the statutory rate, the effects of expected exchange rates on tax balances and the expected effects of inflation.
Second Quarter 2025 Profit
Due to the above, the Company’s second quarter 2025 profit was US$ 27.7 million, compared to US$ 109.3 million profit in the second quarter 2024.
Total Comprehensive Income (Loss) for the Period
Vesta closed the second quarter 2025 with US$ 31.4 million in total comprehensive income, compared to a US$ 109.6 million gain at the end of the second quarter of 2024, due to the above factors. This comprehensive income was partially increased by a US$ 3.7 million gain in exchange differences when translating other functional currency operations.

9

Funds from Operations (FFO)

				6 months
FFO Reconciliation (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
Profit for the year	27.7	109.3	(74.6)	42.6	234.2	(81.8)
Gain on revaluation of investment properties	(7.8)	(100.1)	(92.2)	8.2	(207.4)	(104.0)
Gain in properties sold	0.4	0.0	na	0.4	(0.3)	na
FFO	20.3	9.2	120.2	51.3	26.5	93.4
Stock- based Compensation Expenses	2.4	2.7	(8.5)	4.6	4.8	(3.7)
Exchange Gain (Loss)	(6.3)	6.5	(197.1)	(6.2)	5.7	(210.0)
Depreciation	0.1	0.1	(23.0)	0.7	0.5	58.1
Other income	(0.9)	(1.1)	(21.4)	(2.5)	(2.0)	20.8
Other income energy	0.9	2.3	(60.5)	1.4	3.4	(58.1)
Energy	0.1	0.0	1,482.0	(0.4)	0.6	(157.2)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Interest income	(0.4)	(4.1)	(91.3)	(1.4)	(9.1)	(84.9)
Income Tax Expense	26.8	22.5	18.9	40.4	48.3	na
Vesta FFO	43.1	38.2	12.9	88.1	78.6	12.1
Vesta FFO per share	0.0502	0.0431	16.6	0.1021	0.0887	15.0
Current Tax	(5.4)	(17.9)	(69.6)	(14.3)	69.5	na
Vesta FFO (-) Tax Expense	37.7	20.3	85.4	73.8	148.1	(50.2)
Vesta FFO (-) Tax Expense per share	0.0439	0.0229	91.5	0.0855	0.1672	(48.9)
Second quarter 2025 Vesta Funds from Operations (Vesta FFO (-) Tax Expense) after tax expense resulted in a US$ 37.7 million, or US$ 0.0439 per share, gain compared with a US$ 20.3 million, or US$ 0.0229 per share, gain for second quarter 2024.
Vesta FFO for the second quarter 2025 reached US$ 43.1 million; a 12.9% increase compared with US$ 38.2 million in second quarter 2024, while Vesta FFO per share reached US$ 0.0502 per share during the second quarter 2025, an 16.6% increase compared to last year´s second quarter.
Capex
Investing activities during the second quarter of 2025 were primarily related to payments for works in progress in the construction of new buildings in the Northern, Bajio and Central regions, as well as land bank purchases during the quarter, resulting in a US$ 111.1 million total expense.
Debt
As of June 30, 2025, the Company´s overall balance of debt was US$ 900.4 million, of which US$ 5.0 million is related to short-term liabilities and US$ 895.4 million is related to long-term liabilities. The secured portion of the debt is approximately 32.7% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of second quarter 2025, 100% of Vesta’s debt was denominated in US dollars and 88.9% of its interest rate was fixed.
Stabilized Portfolio
Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers.
The 'operating portfolio' calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

10

	Q2 2024			Q2 2025
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,310	19.7%	1,021,333	8,277,643	20.6%
Bajio	18,024,250	49.0%	913,446	18,937,695	47.1%
North	11,527,878	31.3%	1,462,464	12,990,342	32.3%
Total	36,808,437	100%	3,397,243	40,205,680	100%

	Q2 2024		Q2 2025
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,256,310	100.0%	8,277,643	100.0%
Bajio	17,188,291	95.4%	18,183,753	96.0%
North	11,459,498	99.4%	11,927,045	91.8%
Total	35,904,098	97.5%	38,388,441	95.5%
Same-Store Portfolio
Based on this calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q2 2024			Q2 2025
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,179,938	21.5%	76,371	7,256,309	19.7%
Bajio	15,970,183	47.7%	2,056,459	18,026,641	49.0%
North	10,297,622	30.8%	1,183,232	11,480,854	31.2%
Total	33,447,743	100%	3,316,062	36,763,804	100%

	Q2 2024		Q2 2025
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,179,938	100.0%	7,256,309	100.0%
Bajio	15,304,208	95.8%	17,272,699	95.8%
North	10,229,242	99.3%	11,146,638	97.1%
Total	32,713,387	97.8%	35,675,646	97.0%
Total Portfolio
As of June 30, 2025, the Company’s portfolio was comprised of 231 high-quality industrial assets, with a total gross leased area (“GLA”) of 41.7 million sf (3.9 million square meters “m2”) and with 89.4% of the Company’s income denominated in US dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

11

	Q1 2025		Q2 2025
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	8,405,555	20.4%	171,286	8,576,841	20.5%
Bajio	19,533,041	47.4%	0	19,533,041	46.8%
North	13,263,621	32.2%	364,540	13,628,161	32.7%
Total	41,202,217	100%	535,826	41,738,043	100%
Total Vacancy
Vesta’s property portfolio had an 7.7% vacancy rate as of June 30, 2025.

	Q1 2025		Q2 2025
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	299,198	3.6%	299,198	3.5%
Bajio	1,377,640	7.1%	1,198,442	6.1%
North	1,297,365	9.8%	1,701,116	12.5%
Total	2,974,203	7.2%	3,198,756	7.7%
Projects Under Construction
Vesta is currently developing 1,291,613 sf (119,995 m2) in inventory and BTS buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Apodaca 8	730,762	67,890	57.2	Inventory	8/15/2025	Monterrey	North Region
PIQ-13	186,983	17,371	12.3	Inventory	8/15/2025	Querétaro	Bajio Region
Querétaro 8	218,194	20,271	12.2	Inventory	8/15/2025	Querétaro	Bajio Region
Querétaro 9	155,674	14,463	9.3	Inventory	8/15/2025	Querétaro	Bajio Region
Total	1,291,613	119,995	91.0
(1)Investment includes proportional cost of land and infrastructure.
*Adjusted based on final leasing terms.

12

Land Reserves
The Company had 40.3 million sf in land reserves as of June 30, 2025.

	March 31, 2025	June 30, 2025
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	3,847,171	4,005,262	4%
Monterrey	0	885,988	na
Juárez	4,237,626	4,237,626	—%
San Luis Potosí	2,555,692	2,555,692	0.0%
Querétaro	3,561,966	3,561,966	0.0%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	10,281,833	10,281,833	—%
SMA	3,597,220	3,597,220	0.0%
Guadalajara	1,408,555	7,001,510	397%
Puebla	0	0	na
Mexico City	815,780	815,780	—%
Total	33,710,821	40,347,855	19.7%

13

Summary of 6-Month 2025 Results

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	62.2	57.7	7.9	122.8	113.5	8.2
Reimbursable building services	3.2	3.3	(4.3)	7.5	6.8	9.2
Energy Income	1.9	2.0	(8.4)	4.0	2.9	40.2
Management Fees	0.0	0.0	na	0.0	0.4	(94.0)
Total Revenues	67.3	63.0	6.8	134.3	123.6	8.7
Total Operating Property Costs	(6.5)	(6.2)	5.3	(11.7)	(10.7)	9.6
Related to properties that generate rental income	(5.6)	(5.3)	4.8	(10.0)	(9.3)	8.5
Costs related to properties	(3.6)	(3.3)	8.7	(6.4)	(5.7)	10.7
Costs related to energy	(2.0)	(2.0)	(1.5)	(3.7)	(3.5)	4.8
Related to properties that did not generate rental income	(0.92)	(0.85)	8.8	(1.7)	(1.4)	17.2
Adjusted Net Operating Income	61.8	57.7	7.2	123.9	115.0	7.8
General and Administrative Expenses	(8.3)	(9.0)	(8.0)	(16.6)	(17.3)	(3.8)
Stock- based Compensation Expenses	2.4	2.7	(8.5)	4.6	4.8	(3.7)
Depreciation	(0.1)	(0.1)	(23.0)	(0.7)	(0.5)	58.1
Adjusted EBITDA	55.0	50.4	9.0	110.3	101.1	9.1
Other Income and Expenses
Interest income	0.4	4.1	(91.3)	1.4	9.1	(84.9)
Other (expenses) income	0.9	1.1	(21.4)	2.5	2.0	20.8
Other net income energy	(0.9)	(2.3)	(60.5)	(1.4)	(3.4)	(58.1)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.9)	(12.3)	(3.0)	(22.2)	(22.5)	(1.3)
Exchange gain (loss)	6.3	(6.5)	(197.1)	6.2	(5.7)	(210.0)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	(0.4)	0.0	na	(0.4)	0.3	(264.0)
Gain on revaluation of investment properties	7.8	100.1	(92.2)	(8.2)	207.4	(104.0)
Total other income (expenses)	2.2	84.2	(97.4)	(22.2)	187.3	(111.8)
Profit Before Income Taxes	54.5	131.8	(58.7)	83.1	282.4	(70.6)
Income Tax Expense	(26.8)	(22.5)	18.9	(40.4)	(48.3)	(16.2)
Current Tax	(5.4)	(17.9)	(69.6)	(14.3)	69.5	(120.5)
Deferred Tax	(21.4)	(4.7)	357.9	(26.2)	(117.8)	(77.8)
Profit for the Period	27.7	109.3	(74.6)	42.6	234.2	(81.8)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	3.7	0.3	1,038.6	1.1	(0.5)	(302.4)
Total Comprehensive Income for the period	31.4	109.6	(71.3)	43.7	233.6	(81.3)
Shares (average)	858.3	886.6	(3.2)	863.0	885.7	(2.6)
Diluted EPS	0.0366	0.1237		0.0507	0.2638
Revenues increased 8.7% to US$ 134.3 million for the accumulated six months of 2025, compared to US$ 123.6 million in 2024, while operating costs increased to US$ 11.7 million, or 9.6%, compared to US$ 10.7 million in 2024, primarily due to the increase in both properties that generate income and which do not generate rental income.

14

Adjusted Net operating income for the six months 2025 was US$ 123.9 million, a 7.8% increase compared to US$ 115.0 million in the same period of 2024. The Adjusted NOI margin for the first six months 2025 reached 95.1% compared to 95.2% in the same period in 2024.
At the close of June 30, 2025, administrative expenses decreased by 3.8% to US$ 16.6 million for the first six months of 2025, as compared to US$ 17.3 million for the same period in 2024, primarily due to a decrease in the provision for employee salaries, marketing expenses, other expenses and Vesta´s stock-based compensation.
Adjusted EBITDA for the six months 2025 was US$ 110.3 million, a 9.1% increase compared to US$ 101.1 million in the same period of 2024. The Adjusted EBITDA margin for six months 2025 reached 84.6% compared to 83.7% in the same period of 2024.
Total other expense for the six months of 2025 was US$ 22.2 million, compared to US$ 187.3 million gain in the prior year. This reflects a decrease in the revaluation of investment properties and interest income.
The Company’s profit before tax therefore amounted to US$ 83.1 million for the first six months of 2025.
Income tax for the six months ending June 30, 2025 resulted in a US$ 40.4 million expense, compared to a US$ 48.3 million expense for the six months ended June 30, 2024. This year-on-year decrease was primarily due to an decrease in deferred taxes.
Profit for the six months of 2025 was US$ 42.6 million, compared to US$ 234.2 million in the same period of 2024, due to factors described above.
Vesta closed the six-month period ended June 30, 2025 with US$ 43.7 million in total comprehensive income, compared to US$ 233.6 million at the end of the same period in 2024, due to the factors previously described. This gain partially increased by a US$ 1.1 million gain in functional currency operations.
Capex for the first six-months of 2025 reached US$ 169.4 million, related to the investment property development as well as investment in land purchases.

15

Subsequent Events
Dividends:
Vesta shareholders approved a US$ 69.5 million-dollar dividend at the Company's Annual General Shareholders Meeting held on March 19, 2025, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.
Vesta paid a cash dividend for the second quarter 2025 equivalent to PS$ 0.3796 per ordinary share on July 15, 2025. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the second quarter 2025 as dividends payable.

Dividends per share
Q1 2025	0.4137
Q2 2025	0.3796

16

Appendix: Financial Tables

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2025	Q2 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	62.2	57.7	7.9	122.8	113.5	8.2
Reimbursable building services	3.2	3.3	(4.3)	7.5	6.8	9.2
Energy Income	1.9	2.0	(8.4)	4.0	2.9	40.2
Management Fees	0.0	0.0	na	0.0	0.4	(94.0)
Total Revenues	67.3	63.0	6.8	134.3	123.6	8.7
Total Operating Property Costs	(6.5)	(6.2)	5.3	(11.7)	(10.7)	9.6
Related to properties that generate rental income	(5.6)	(5.3)	4.8	(10.0)	(9.3)	8.5
Costs related to properties	(3.6)	(3.3)	8.7	(6.4)	(5.7)	10.7
Costs related to energy	(2.0)	(2.0)	(1.5)	(3.7)	(3.5)	4.8
Related to properties that did not generate rental income	(0.92)	(0.85)	8.8	(1.7)	(1.4)	17.2
Adjusted Net Operating Income	61.8	57.7	7.2	123.9	115.0	7.8
General and Administrative Expenses	(8.3)	(9.0)	(8.0)	(16.6)	(17.3)	(3.8)
Stock- based Compensation Expenses	2.4	2.7	(8.5)	4.6	4.8	(3.7)
Depreciation	(0.1)	(0.1)	(23.0)	(0.7)	(0.5)	58.1
Adjusted EBITDA	55.0	50.4	9.0	110.3	101.1	9.1
Other Income and Expenses
Interest income	0.4	4.1	(91.3)	1.4	9.1	(84.9)
Other (expenses) income	0.9	1.1	(21.4)	2.5	2.0	20.8
Other net income energy	(0.9)	(2.3)	(60.5)	(1.4)	(3.4)	(58.1)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.9)	(12.3)	(3.0)	(22.2)	(22.5)	(1.3)
Exchange gain (loss)	6.3	(6.5)	(197.1)	6.2	(5.7)	(210.0)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	(0.4)	0.0	na	(0.4)	0.3	(264.0)
Gain on revaluation of investment properties	7.8	100.1	(92.2)	(8.2)	207.4	(104.0)
Total other income (expenses)	2.2	84.2	(97.4)	(22.2)	187.3	(111.8)
Profit Before Income Taxes	54.5	131.8	(58.7)	83.1	282.4	(70.6)
Income Tax Expense	(26.8)	(22.5)	18.9	(40.4)	(48.3)	(16.2)
Current Tax	(5.4)	(17.9)	(69.6)	(14.3)	69.5	(120.5)
Deferred Tax	(21.4)	(4.7)	357.9	(26.2)	(117.8)	(77.8)
Profit for the Period	27.7	109.3	(74.6)	42.6	234.2	(81.8)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	3.7	0.3	1,038.6	1.1	(0.5)	(302.4)
Total Comprehensive Income for the period	31.4	109.6	(71.3)	43.7	233.6	(81.3)
Shares (average)	858.3	886.6	(3.2)	863.0	885.7	(2.6)
Diluted EPS	0.0366	0.1237		0.0507	0.2638

17

Consolidated Statements of Financial Position (million)	June 30, 2025	December 31, 2024
ASSETS
CURRENT
Cash and cash equivalents	65.2	184.1
Financial assets held for trading	0.0	0.0
Accounts receivable- net	59.6	52.8
Operating lease receivable	6.1	4.7
Due from related parties	0.0	0.0
Prepaid expenses	7.7	2.1
Guarantee deposits made	0.0	0.0
Total current assets	138.7	243.8
NON-CURRENT
Investment properties	3,859.0	3,696.8
Leasing Terms	0.4	0.5
Office equipment - net	2.4	2.4
Derivative financial instruments	0.0	0.0
Guarantee Deposits made	15.1	14.5
Total non-current assets	3,877.6	3,714.2

TOTAL ASSETS	4,016.3	3,957.9

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	5.0	49.9
Financial leases payable-short term	0.2	0.4
Accrued interest	2.7	2.9
Accounts payable	9.8	14.2
Income tax payable	0.7	0.6
Dividends payable	52.2	16.2
Accrued expenses	5.7	6.6
Total current liabilities	76.3	90.8
NON-CURRENT
Long-term debt	895.4	797.2
Financial leases payable-long term	0.2	0.1
Derivative financial instruments	0.0	0.0
Guarantee deposits received	29.5	27.4
Long-term accounts payable	0.0	0.0
Employees benefits	2.9	2.2
Deferred income taxes	469.0	442.8
Total non-current liabilities	1,397.0	1,269.8

TOTAL LIABILITIES	1,473.3	1,360.7

STOCKHOLDERS' EQUITY
Capital stock	580.0	585.5
Additional paid-in capital	884.2	905.7
Retained earnings	1,121.5	1,148.4
Share-base payments reserve	2.5	3.9
Foreign currency translation	(45.1)	(46.2)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2,543.1	2,597.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,016.3	3,957.9

18

Consolidated Statements of Cash Flows (million)	June 30, 2025	June 30, 2024
Cash flow from operating activities:
Profit before income taxes	83.1	282.4
Adjustments:
Depreciation	0.5	0.3
Depreciation of right of use assets	0.3	0.1
Gain on revaluation of investment properties	8.2	(207.4)
Effect of foreign exchange rates	(5.2)	5.1
Interest income	(1.4)	(9.1)
Interest expense	20.7	21.2
Amortization debt issuance-related expenses	0.7	1.2
Gain share of results of associates	0.0	0.0
Expense recognized related to share-based payments	8.0	4.8
Employee Benefits	0.7	0.4
Gain in sale of investment property	0.4	(0.3)
Income tax benefit from equity issuance costs	0.0	0.0
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(1.5)	(1.8)
Recoverable taxes	(6.8)	(1.9)
Guarantee Deposits made	(0.6)	0.1
Prepaid expenses	(5.6)	(5.2)
(Increase) decrease in:
Accounts payable	(0.2)	3.8
Accrued expenses	(1.0)	(1.8)
Guarantee Deposits received	2.1	(0.6)
Interest received	1.4	9.1
Income Tax Paid	(14.2)	(63.0)
Net cash generated by operating activities	89.73	37.7

Cash flow from investing activities
Purchases of investment property	(169.4)	(102.1)
Non-tenant reimburstments	(0.7)	0.0
Sale of investment property	(0.4)	0.8
Acquisition of office furniture	(0.5)	0.0
Net cash used in investing activities	(171.0)	(101.3)

Cash flow from financing activities
Interest paid	(20.8)	(20.5)
Loans obtained	100.0	0.0
Loans Paid	(47.4)	(2.3)
Cost of debt issuance	0.0	0.0
Dividends paid	(33.6)	(31.3)
Repurchase of treasury shares	0.0	0.0
Equity issuance	0.0	0.0
Costs of equity issuance	(36.4)	0.0
Payment of lease liabilities	(0.4)	(0.2)
Net cash (used in) generated by financing activities	(38.6)	(54.3)

Effects of exchange rates changes on cash	0.9	(6.3)
Net Increase in cash and cash equivalents	(118.9)	(124.2)
Cash, restricted cash and cash equivalents at the beginning of period	184.9	501.9
Cash, restricted cash and cash equivalents at the end of period	66.0	377.7

19

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2024	591.6	934.9	989.7	3.7	(33.0)	2,487.0
Equity Issuance	0.0	0.0	0.0	0.0	0.0	0.0
Vested shares	2.4	13.7	0.0	16.0	0.0	32.1
Share-based payments	0.0	0.0	0.0	4.8	0.0	4.8
Dividends declared	0.0	0.0	64.7	0.0	0.0	64.7
Comprehensive income (loss)	0.0	0.0	234.2	0.0	0.5	234.7
Balances as of June 30, 2024	594.0	948.6	1,288.6	24.6	(32.5)	2,823.2
Balances as of January 1, 2025	585.5	905.7	1148.4	3.9	(46.2)	2597.3
Dividends declared	0.0	0.0	69.5	0.0	0.0	69.5
Vested shares	2.0	7.0	0.0	9.0	0.0	18.0
Share-based payments	0.1	0.3	0.0	7.7	0.0	8.0
Repurchase of shares	7.6	28.8	0.0	0.0	0.0	36.4
Comprehensive income (loss)	0.0	0.0	42.6	0.0	1.1	43.7
Balances as of June 30, 2025	595.2	941.8	1,260.6	20.6	(45.1)	2,773.0

20

Notes and Disclaimers
Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending June 30, 2025 and 2024 have not been audited.
Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
June 30, 2024	18.377
June 30, 2025	18.893
Income Statement
Q2 2024 (average)	17.206
Q2 2025 (average)	19.981
6M 2024 (average)	18.302
6M 2025 (average)	19.981
“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period
“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.
“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.
“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.
“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.
Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.
Percentages may not sum to total due to rounding.
Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.
Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

21

Analyst Coverage
In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokages:
•Actinver Casa de Bolsa, S.A. de C.V. Grupo Financiero Actinver
•Barclays Bank Mexico, S.A.
•Bank of America
•BBVA Bancomer S.A.
•Bradesco BBI Research
•BTG Pactual US Capital LLC
•Casa de Bolsa Credit Suisse S.A. de C.V.
•Casa de Bolsa Santander S.A. de C.V.
•Citigroup Global Markets Inc.
•GBM Grupo Bursátil Mexicano S.A. de C.V.
•Grupo Financiero Interacciones S.A. de C.V.
•Grupo Signum, S.A. de C.V.
•Goldman Sachs
•Itaú Corretora de Valores S.A
•J.P. Morgan Casa de Bolsa, S.A. de C.V.
•Morgan Stanley
•Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta
Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2025, Vesta owned 231 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 41.7 million sf (3.9 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.
Note on Forward-Looking Statements
This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of

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properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.
Definitions / Discussion of Non-GAAP Financial Measures:
Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology
During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.
We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.
Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason,

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our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
Adjusted EBITDA margin, NOI margin and Adjusted NOI margin
The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2025	2024	2025	2024

	(millions of US$)
Profit for the period	27.7	109.3	42.6	234.2
(+) Total income tax expense	26.8	22.5	40.4	48.3
(-) Interest income	(0.4)	(4.1)	(1.4)	(9.1)
(-) Other income – net(1)	(0.9)	(1.1)	(2.5)	(2.0)
(-) Other income energy	0.9	2.3	1.4	3.4
(+) Finance costs	11.9	12.3	22.2	22.5
(-) Exchange gain (loss) - net	(6.3)	6.5	(6.2)	5.7
(-) Share of results of associates	0.0	0.0	0.0	0.0
(-) Gain on sale of investment property	0.4	0.0	0.4	(0.3)
(-) Gain on revaluation of investment property	(7.8)	(100.1)	8.2	(207.4)
(+) Depreciation	0.1	0.1	0.7	0.5
(+) Long-term incentive plan and Equity plus	2.4	2.7	4.6	4.8
(+) Energy net	0.1	0.0	(0.4)	0.6
Adjusted EBITDA	55.0	50.4	110.3	101.1
(+) General and administrative expenses	8.3	9.0	16.6	17.3
(-) Long-term incentive plan and Equity plus	(2.4)	(2.7)	(4.6)	(4.8)
NOI	60.9	56.8	122.2	113.5
(+) Property operating costs related to properties that did not generate rental income	0.9	0.8	1.7	1.4
Adjusted NOI	61.8	57.7	123.9	115.0
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.
Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial

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statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.
The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2025	2024	2025	2024

	(millions of US$)
Profit for the period	27.7	109.3	42.6	234.2
(-) Gain on sale of investment property	0.4	0.0	0.4	(0.3)
(-) Gain on revaluation of investment property	(7.8)	(100.1)	8.2	(207.4)
FFO	20.3	9.2	51.3	26.5
(-) Exchange gain (loss) – net	(6.3)	6.5	(6.2)	5.7
(-) Other income – net(1)	(0.9)	(1.1)	(2.5)	(2.0)
(-) Other income energy	0.9	2.3	1.4	3.4
(-) Share of results of associates	0.0	0.0	0.0	0.0
(-) Interest income	(0.4)	(4.1)	(1.4)	(9.1)
(+) Total income tax expense	26.8	22.5	40.4	48.3
(+) Depreciation	0.1	0.1	0.7	0.5
(+) Long-term incentive plan and Equity plus	2.4	2.7	4.6	4.8
(+) Energy net	0.1	0.0	(0.4)	0.6
Vesta FFO	43.1	38.2	88.1	78.6
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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